Exhibit 3

RESULTS 4Q20 F e b r u a r y 1 1 , 2 0 2 1

||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 2 products.

||Key messages for the full year 2020 ? Improved EBITDA margin by 2.1pp for the full year, supported by our pricing strategy and our costs-savings program, despite our volumes were heavily impacted by the pandemic ? Costs-savings program achieved US$46 million; 65% of the savings are recurring ? Alternative fuel substitution rate reached a record of 21% in 2020, +7pp YoY ? Free Cash Flow reached US$79 million during 2020, a 45% Free Cash Flow to EBITDA conversion rate ? Reduced net debt by 11% during the year; our leverage ratio remained relatively stable despite lower EBITDA ? Obtained bank loans for US$85 million in Colombian pesos, which were used to prepay U.S.-dollar debt, reducing our FX exposure ? The programs to support our customers, such as our safety protocols, CEMEX Go and “CEMEX Te Acompaña”, paid off, as Net- Promoter-Score reached a record of 75 during 4Q20, +24 points YoY

|| Financial Results Summary


Net Sales
(US$M)
-15% LtL
-20%
-3% LtL
-8%
989
790
237
218
12M19
12M20
4Q19
4Q20


Operating EBITDA
(US$M)
-7% LtL
-12%
-1% LtL
-6%
199
175
53
49
12M19
12M20
4Q19
4Q20


Margin EBITDA
(%)
2.1pp
0.4pp
20.1%
22.2%
22.3%
22.7%
12M19
12M20
4Q19
4Q20

4

||Consolidated Volumes and Prices 12M20 vs. 4Q20 vs. 4Q20 vs. 12M19 4Q19 3Q20 Cement volumes during 4Q20 remained stable QoQ and declined Volume -14% -5% 0% Domestic 5% YoY. For the full year, our cement gray Price (USD) -3% -2% 2% volumes declined by 14%, mainly due cement to the impact of COVID-19 Price (LtL1) 3% 3% 1% Volume -31% -18% 1% Ready-mix concrete Price (USD) -11% -8% 5% For the full year, our cement prices Price (LtL1) -3% -2% 2% improved 3% driven by an 8% Volume -39% -20% 15% increase in Colombia on a like-to-like basis. Our cement prices improved Aggregates Price (USD) -7% -15% -8% despite volumes were heavily Price (LtL ) 1% -9% -11% impacted by the pandemic 1 5 (1) Like-to-like adjusted for foreign-exchange fluctuations

||EBITDA Variation 12M20 -7% -12% 199 -74 4 30 -3 29 185 -10 175 EBITDA Vol. Price Operating Dist SG&A EBITDA FX EBITDA 12M19 Costs 12M20 12M20 LtL1 20.1% 22.2% +2.1pp EBITDA EBITDA Margin 12M19 Margin 12M20 6 (1) Like-to-like adjusted for foreign-exchange fluctuations

REGIONAL HIGHLIGHTS 4 Q 2 0 R e s u l t s

||Colombia –Results Highlights Var % Var % Industry cement volumes +2% in 12M20 Var % 4Q20 Var % LtL1 LtL1 4Q20 and -10% in 2020. Our cement Net Sales 404 -20% -10% 120 -6% 1% volumes -17% in 2020, reflecting an Financial Op. EBITDA 87 -5% 6% 30 -6% 1% impact from our price-increase Summary US$ Million strategy and a new competitor as % net sales 21.4% 3.4pp 24.9% 0.0pp 12M20 vs. Our cement prices during 2020 +8% 4Q20 vs. 4Q19 4Q20 vs. 3Q20 12M19 in local currency. Our prices in Dec. Cement -17% -7% -2% reached the highest level since 2016. Volume Implemented a price increase of ~4% Ready-mix -26% -13% -5% for bagged cement in January first Aggregates -25% -1% 9% 12M20 vs. 4Q20 vs. 4Q19 4Q20 vs. 3Q20 Full year EBITDA +6% despite sales 12M19 Cement 8% 5% 0% -10%, on a l-t-l basis. EBITDA Price improvement driven by pricing and (Local Currency) Ready-mix 2% 1% 0% our costs-savings program, including Aggregates -6% -17% -13% reduced maintenance 8 Like-to-like adjusted for foreign-exchange fluctuations

||Panama –Results Highlights Var % Var % Our cement volumes +55% QoQ and 12M20 Var % 4Q20 Var % LtL1 LtL1 -35% YoY. Our performance YoY Net Sales 80 -56% -56% 23 -40% -40% reflects the impact of COVID-19 and a Financial Op. EBITDA 12 -75% -75% 4 -65% -65% new cement producer which came Summary US$ Million into the market in June 2020 as % net sales 14.9% (11.9pp) 15.6% (11.5pp) Pleased with the government 12M20 vs. 4Q20 vs. 4Q19 4Q20 vs. 3Q20 announcement that extends the 30% 12M19 Cement -55% -35% 55% tariff to imported cement for 2021; this Volume should help protect employment in the Ready-mix -70% -56% 186% construction industry Aggregates -66% -57% 130% 12M20 vs. Country most impacted by COVID-19 4Q20 vs. 4Q19 4Q20 vs. 3Q20 12M19 in our portfolio. In this environment, Cement -6% -4% -2% we stopped discretionary expenses, Price Ready-mix -7% -8% -13% reduced working hours, among other initiatives. Improving our plant Aggregates -10% -12% -5% utilization by exporting cement/clinker 9 (1) Like-to-like adjusted for foreign-exchange fluctuations

||Costa Rica –Results Highlights Var % Var % 12M20 Var % 4Q20 Var % LtL1 LtL1 Our cement volumes during 4Q20 Net Sales 89 -13% -13% 22 0% 7% +8% QoQ and -3% YoY. Our cement Financial prices stable YoY. Implemented a Summary Op. EBITDA 30 -1% 0% 8 26% 34% cement price increase of ~6% US$ Million as % net sales 33.8% 4.0pp 38.3% 7.8pp effective in January 12M20 vs. 4Q20 vs. 4Q19 4Q20 vs. 3Q20 Our alternative fuel substitution rate 12M19 Cement -11% -3% 8% reached 31% in 2020, vs. 24% in Volume Ready-mix -20% -17% -10% 2019. Kiln-fuel savings by switching to alternative fuels, primarily used tires Aggregates -71% -75% -11% 12M20 vs. 4Q20 vs. 4Q19 4Q20 vs. 3Q20 Our full year EBITDA remained stable 12M19 on a l-t-l basis, despite sales -13%. Cement -5% 0% -1% Price EBITDA margin expansion of 4pp (Local Currency) Ready-mix -8% -5% 1% driven by our costs-savings program Aggregates 109% 149% -5% 10 (1) Like-to-like adjusted for foreign-exchange fluctuations

||Rest of CLH –Results Highlights Var % Var % 12M20 Var % 4Q20 Var % LtL1 LtL1 Cement volumes +11%, both during Net Sales 231 7% 9% 58 10% 12% the quarter and the full year; volumes Financial Op. EBITDA 75 24% 26% 16 18% 20% increased in Guatemala, Nicaragua Summary US$ Million and El Salvador as % net sales 32.3% 4.4pp 28.6% 2.0pp 12M20 vs. Regional prices improved QoQ by 4Q20 vs. 4Q19 4Q20 vs. 3Q20 12M19 1%, 2% and 6% for cement, ready-Cement 11% 11% -6% mix and aggregates, respectively, Volume Ready-mix -15% -9% 22% during 4Q20 Aggregates -34% -25% 42% 12M20 vs. Full year EBITDA +26% on a l-t-l 4Q20 vs. 4Q19 4Q20 vs. 3Q20 12M19 basis, driven by higher cement Cement -1% 0% 1% volumes, lower clinker costs in Price (LtL ) Guatemala and our costs-savings 1 Ready-mix 3% 7% 2% program Aggregates 7% 13% 6% 11 (1) Like-to-like adjusted for foreign-exchange fluctuations

OTHER INFORMATION 4 Q 2 0 R e s u l t s

||Free Cash Flow generation US$ Million 12M20 12M19 % var 4Q20 4Q19 % var Our free cash flow reached US$79 million during 2020, a 45% FCF to Operating . EBITDA EBITDA 175 199 -12% 49 53 -6% EBITDA conversion rate—Net financial expense 50 52 11 12—Maintenance Capex 16 43 7 12 During 2020, we reduced CAPEX to —Change in working cap -6 -30 -12 -21 the minimum and managed working capital effectively. Our average —Taxes paid 17 52 19 17 working capital days were negative 11 —Other cash items (net) 15 -14 10 -12 during 2020 Free Cash Flow 83 96 -14% 15 45 -66% After Maintenance Capex—Strategic Capex 4 3 2 2 Received tax refunds in Colombia for 79 93 -16% 13 44 -70% ~US$20 million in total during 2Q20 Free Cash Flow and 3Q20 13

||Income Statement US$ Million 12M20 12M19 % var 4Q20 4Q19 % var Net loss during the full year mainly Net sales 790 989 -20% 218 237 -8% due to a non-cash impairment of —Cost of sales 471 606 128 144 goodwill and idle assets for US$121 Gross profit 319 383 -17% 90 92 -2% million, booked in 3Q20—Operating expenses 220 267 60 64 Operating earnings (loss) before The other expenses, net, line, during 99 116 -14% 30 29 5% other expenses, net 4Q20 reflects an expense of US$11 —Other expenses, net 141 13 11 1 million, mainly due to severance Operating earnings (loss) -42 103 n/a 19 28 -30% payments and COVID-19 related —Financial expenses 50 52 11 12 expenses—Other income (expenses), net -5 17 -23 -6 Net income (loss) before income -87 34 32 21 taxes During 4Q20, the Other Income —Income tax 35 29 23 24 (expenses), net, line, reflects an Consolidated net income (loss) -121 4 8 -3 income of US$23 million, mainly due —Non-controlling interest net to a favorable FX effect from the USD -1 0 0 0 income depreciation vs. COP from Controlling Interest Net Income (loss) -121 4 n/a 8 -3 n/a September to December 2020 14

||Consolidated debt as of December 31, 2020 US$ Millions 509 US$678 M total debt, US$24 M cash US$654 M net debt 3.7x Net Debt / LTM EBITDA 118 27 Reduced net debt US$82 million 2021 2022 2023 2024 during 2020. Net debt to EBITDA ratio relatively stable from Dec. 2019 to Borrower Lender Currency US$ M Maturity Dec. 2020, at 3.7x, despite lower Cementos Bayano S.A. Lomez International B.V.3 USD 89 Dec-2022 1 EBITDA CEMEX Colombia S.A. Local Bank COP 29 Dec-2022 1 CEMEX Colombia S.A. Local Banks COP 56 Dec-2023 1 CEMEX Latam Holdings S.A. Lomez International B.V.3 USD 222 Feb-2023 Lomez International B.V. USD Obtained bank financings in COP for CCL2 3 231 Feb-2023 ~US$85 million, with maturities from 2 CEMEX Colombia S.A. CEMEX España S.A.3 USD 27 Dec-2024 1 Other (leases and others) 24 to 3 years, at favorable interest rates. Total USD 678 We used the proceeds to prepay debt in U.S. dollars, reducing the FX (1) Subsidiary company of CEMEX Latam Holdings S.A. exposure of our debt (2) Refers to “Corporación Cementera Latinoamericana S.L.U.”. Subsidiary company of CEMEX Latam Holdings S.A. 15 (3) Subsidiary company of CEMEX, S.A.B. de C.V.

||2021 Guidance Volume YoY% Consolidated volumes: Cement: 6% to 8% Cement Ready—Mix Ready-mix: 16% to 21% Colombia 9% to 11% 17% to 19% Total CAPEX US$50 M Cement Ready—Mix Panama Maintenance US$45 M 26% to 28% 85% to 89% Strategic US$5 M Cement Ready—Mix Costa Rica 0% to 2% 10% to 12% Cash Taxes US$55 M 16

||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 17 products.

RESULTS 4Q20 F e b r u a r y 1 1 , 2 0 2 1

||Contact Information Investor Relations Stock Information Pablo Gutiérrez, CFA Colombian Stock Exchange Phone: +57(1) 603-9051 Ticker: CLH E-mail: pabloantonio.gutierrez@cemex.com Juan Camilo Álvarez Phone: +57(1) 603-9909 E-mail: juancamilo.alvarez@cemex.com